ARTEX CORP.

Jacek Niezgoda
Chief Executive Officer
Artex Corp.
Ciechocin 28
Ciechocin, 87-100, Poland

Re: Artex Corp.
    Registration Statement on Form S-1
    Filed May 20, 2014
    File No. 333-196109

Dear Mara L. Ransom;

     In response to your letter dated July 22, 2014 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

1. We note your response to comment 1 in our letter dated June 16, 2014. Please revise your disclosure to state that you have no intentions to be acquired by an operating company or enter into a change of control transaction.

Respond: We have revise our disclosure to state that we have no intentions to be acquired by an operating company or enter into a change of control transaction.

DILUTION, PAGE 16

2. We note that your response to prior comment 11 in our letter dated June 16, 2014 did not provide all of the requested information. As previously requested, please provide the specific quantitative detail in your response via tabular presentation on how you arrived at your net tangible book value before and after the offering for all four scenarios of shares sold. We may have further questions after we review your calculations.

Respond: We have revised the dilution table based on the May 31, 2014 financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 18

3. We note your response to comment 14 in our letter dated June 16, 2014. Please revise your filing to disclose the reasons for the decrease in your cash balance from $1,846 to $312.

Respond: After last quarterly review the numbers has been updated. The reasons in decrease in the last quarter balance from $1,846 to $312 are: $5,000 deposit to the account was made on 03/11/14, then $3,500 - payment for legal was send to lawyer bringing total to $3,336, then monthly fee were deducted, then payment for audit $3,000 was deducted bringing total to $312. The explanation was not entered into S-1 due to new quarterly review numbers were entered.

4. We note your response to comment 15 in our letter dated June 16, 2014 and your amended disclosure. Please revise your reference to $833 to clarify that this is the cash burn rate per month. In addition, please disclose the amount of time management believes current cash balances can sustain operations. Please refer to Item 303(a) of Regulation S-K.

Respond: We have revised clarified our statement.

DESCRIPTION OF BUSINESS, PAGE 33

TARGET MARKET, PAGE 34

5. We note your response to comment 16 in our letter dated June 16, 2014 and your amended disclosure. Please explain how GDP is an indicator of low and middle income families' buying power.

Respond: Statement has been removed.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS, PAGE 38

6. We note your response to comment 20 in our letter dated June 16, 2014 and your amended disclosure on page II-5. Please also revise the chart on page 38 to indicate that Mr. Niezgoda serves as your sole director.

Respond: We have revise the chart on page 38 to indicate that Mr. Niezgoda serves as your sole director.

NON-CUMULATIVE VOTING, PAGE 46

7. We note your response to comment 24 in our letter dated June 16, 2014 and your amended disclosure on page 46 that present stockholders will own approximately 74% of your outstanding shares if all of the offered common stock is sold. However, your revised disclosure is still inconsistent with your disclosure on page 10 which states that Mr. Niezgoda will own 26% of your outstanding shares if 100% of the offered shares are sold. Please revise your filing to make these numbers consistent throughout.

Respond: We have revised our filing to make these numbers consistent throughout.

FINANCIAL STATEMENTS, PAGE F-1

GENERAL

8. Effective July 15, 2014, the age of the financial statements does not satisfy the requirements of Rule 8-08 of Regulation S-X. When you file your next amendment, the financial statements included in your registration statement must be updated to comply with this Rule.

Respond: Our registration statement was updated to comply with this Rule.

Sincerely,


/s/ Jacek Niezgoda -- President
---------------------------------------
Mr. Niezgoda

                                       2